Exhibit 23.2
GeoEye, Inc.
Dulles, Virginia
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated April 2, 2008, except for the effects of the restatements discussed in Note 2 under the captions “September 2008 Restatement” which was as of September 5, 2008 and “March 2009 Restatement” which was as of April 1, 2009, relating to the consolidated balance sheet as of December 31, 2007 (not included therein) and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2007 appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
We also consent to the reference to us under the caption “Experts” in the Prospectus.
/s/ BDO Seidman, LLP
Bethesda, Maryland
June 30, 2010